VIA EDGAR

October 26, 2021

Mr. Mitchell Austin, Staff Attorney

Ms. Anna Abramson, Staff Attorney

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comcast Corporation

Form 10-K for the Year Ended December 31, 2020

File No. 001-32871

Dear Mr. Austin and Ms. Abramson:

On behalf of our client, Comcast Corporation (the “Company”), we are submitting this letter in response to your correspondence dated October 19, 2021 concerning the Company’s Form 10-K for the year ended December 31, 2020. In that letter, you requested that the Company respond to the comments contained in the letter within ten business days or advise the Staff when the Company will respond. The Company respectfully requests a ten business day extension of the original due date requested by the Staff in order to allow it to prepare a response to the Staff’s comments. We anticipate that the Company’s response will be submitted to your office no later than November 17, 2021.

Very truly yours,

/s/ John Meade
John Meade

cc:	Elizabeth Wideman, Senior Vice President, Senior Deputy General Counsel and Assistant Secretary

Comcast Corporation